Exhibit 99.2

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

May 20, 2020

The Secretary I Executive Director

BSE Limited

National Stock Exchange of India Ltd.

Dear Sir/Madam,

Sub: Board meeting outcome.

This is to inform you that based on the recommendation of Nomination, Governance and Compensation Committee, the Board of Directors of the Company, at its meeting held on 20 May, 2020 has re-appointed Mr. G V Prasad (DIN: 00057433) as Whole-time Director designated as Co-Chairman and Managing Director of the Company for a further period of 5 years i.e. from January 30, 2021 to January 29, 2026, subject to approval of shareholders of the Company at the ensuing Annual General Meeting.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)